News Release

Sun Life Financial

Sun Life Financial Reports Third Quarter 2012 Results

The information contained in this document concerning the third quarter of 2012 is based on our unaudited interim financial results for the period ended September 30, 2012. All amounts are in Canadian dollars unless otherwise noted.

Third Quarter 2012 Financial Highlights

- Operating net income[(1)] of $401 million, compared to an operating loss of $572 million in the third quarter of 2011. Reported net income of $383 million, compared to a reported loss of $621 million in the same period last year. Results reflect the positive impact of management actions, which contributed $46 million to net income, partially offset by assumption changes of $(41) million. Market factors had no material impact in the quarter
- Operating earnings per share[(1)] ("EPS") of $0.68, compared to an operating loss per share of $0.99 in the third quarter of 2011. Reported EPS of $0.64, compared to a reported loss per share of $1.07 in the same period last year
- Operating return on equity[(1)] ("ROE") of 11.6%, compared to negative 16.0% in the same period last year. Reported ROE of 11.1%, compared to negative 17.4% in the third quarter of 2011
- Quarterly dividend of $0.36 per share
- MCCSR ratio for Sun Life Assurance[(2)] of 213%

TORONTO (November 7, 2012) – Sun Life Financial Inc.[(3)] (TSX: SLF) (NYSE: SLF) had operating net income of $401 million in the third quarter of 2012, compared to an operating loss of $572 million in the third quarter of 2011. Our operating EPS was $0.68 in the third quarter of 2012, compared to an operating loss per share of $0.99 in the third quarter of 2011. Reported net income was $383 million or $0.64 per share in the third quarter of 2012, compared to a reported loss of $621 million or a reported loss per share of $1.07 in the same period last year.

Our financial results in the third quarter reflect continued execution against our growth strategy, aided by management actions to improve the underlying profitability of our businesses. Market factors had no material impact in the quarter, as the positive impact of improved equity markets was largely offset by declines in the fixed income reinvestment rates in our insurance contract liabilities, which were driven by the continued low interest rate environment, and unfavourable impact from credit spread movements. Operating net income excluding the net impact of market factors[(1)] was $405 million. The following table sets out our operating net income measures for the third quarter of 2012.

($ millions, after-tax)	Q3'12
Operating net income (loss)	**401**
Net equity market impact	89
Net interest rate impact	(64)
Net gains from increases in the fair value of real estate	13
Actuarial assumption changes driven by changes in capital market movements	(42)
Operating net income (loss) excluding the net impact of market factors	**405**

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

(1) Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. All EPS measures refer to fully diluted EPS, unless otherwise stated.
(2) MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(3) Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

"Results for the third quarter reflect overall solid underlying performance as we continue to execute on our growth initiatives," said Dean Connor, President and CEO. "Adjusted premiums and deposits were up more than 40%, led by MFS Investment Management, which recorded its best ever gross sales and surpassed the US$300 billion mark in assets under management."

"SLF Canada reported strong performance across all business units, while continuing to optimize its product portfolio," Mr. Connor said. "Individual Insurance had an outstanding sales quarter. Wealth sales were up, reflecting a significant increase in rollover sales, higher retained sales in Group Retirement Services and continued strong growth of Sun Life Global Investments mutual funds."

"We are also pleased with the continued progress being made in our U.S. group and voluntary businesses. Combined group benefits sales increased by more than 50% compared to the same period last year due to expanded distribution and new product launches in our Voluntary Benefits business."

"SLF Asia reported strong individual life sales growth in the Philippines and China compared to the same period last year, and there was good progress on our initiatives to target growth markets and expand our reach."

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Building on our leadership position in Canada in insurance, wealth management and employee benefits
SLF Canada continues to grow and optimize its businesses, and build on its leadership position.

Individual Insurance achieved strong sales, led by a 32% increase in sales through our Career Sales Force over the same period last year. Wealth sales demonstrated continued momentum, with rollover sales from the Client Solutions business up 21% and mutual fund sales up 11% over the third quarter of 2011. Sales of Sun Life Global Investments ("SLGI") mutual funds through our Career Sales Force nearly tripled over the third quarter of 2011.

During the third quarter, SLF Canada responded to the continued low interest rate environment by increasing prices and reducing guarantees in its Individual Insurance & Investments products.

Becoming a leader in group insurance and voluntary benefits in the United States
SLF U.S. continues to grow its group insurance and voluntary benefits platforms through recruiting, back office improvements and the introduction of new products.

Employee Benefits Group ("EBG") continued to expand its sales team, ending the quarter with close to 200 sales professionals. Third quarter EBG sales increased 56% over the same period last year, with growth across all business lines and a Voluntary Benefits sales increase of 167%. SLF U.S. raised prices for long term disability products and launched several new voluntary benefits products, including a suite of critical illness products and a customized disability product.

Supporting continued growth in MFS Investment Management, and broadening our other asset management businesses around the world
MFS continues to set new records for growth. Assets under management ("AUM") surpassed the US$300 billion mark at the end of the third quarter, up 20% since 2011 year end. Quarterly gross sales achieved a new high at US$21.1 billion, and net inflows represented the firm's second best quarter ever with strong growth across retail, insurance and institutional business lines.

MFS launched its first global advertising campaign supporting the new brand positioning announced earlier this year. In addition, the firm was named Equity Manager of the Year for Europe by *Financial News* for the second time in three years.

Strengthening our competitive position in Asia
SLF Philippines achieved record insurance sales in the third quarter. The integration of Sun Life Grepa Financial Inc., our bancassurance joint venture in the Philippines, is on track for completion in mid-2013 and is contributing to growth.

In Indonesia, third quarter Shariah sales, measured in local currency, more than doubled over the same period last year, accounting for 21% of agency sales and 16% of total SLF Indonesia sales.

Sun Life Hong Kong's Mandatory Provident Fund ("MPF") sales continued to show strong growth in the third quarter, up 81% compared to the same period last year. MPF AUM ended the third quarter at $1.5 billion.

Other highlights
SLF U.K. has made good progress developing its Solvency II program in 2012, including the implementation of refinements to its actuarial models that contributed toward its strong net income of $107 million in the third quarter.

How We Report Our Results

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements"). In the fourth quarter of 2011, Sun Life Financial acquired the minority shares of McLean Budden Limited ("McLean Budden"), our Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our unaudited interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*.

We use certain non-IFRS financial measures, including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income (loss) excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited consolidated financial statements for the period ended September 30, 2012. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

($ millions, unless otherwise noted)	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	2012	2011
			Quarterly results			Year to date	
Net income (loss)							
Operating net income (loss)[1]	**401**	59	727	(221)	(572)	**1,187**	325
Reported net income (loss)	**383**	51	686	(525)	(621)	**1,120**	225
Operating net income (loss) excluding the net impact of market factors[1]	**405**	379	357	n/a	n/a	**1,141**	n/a
Diluted EPS ($)							
Operating[1]	**0.68**	0.10	1.24	(0.38)	(0.99)	**2.01**	0.56
Reported	**0.64**	0.09	1.15	(0.90)	(1.07)	**1.87**	0.39
Basic EPS ($)							
Operating[1]	**0.68**	0.10	1.24	(0.38)	(0.99)	**2.01**	0.56
Reported	**0.64**	0.09	1.17	(0.90)	(1.07)	**1.90**	0.39
Return on equity (%)							
Operating[1]	**11.6%**	1.7%	21.6%	(6.5)%	(16.0)%	**11.7%**	3.1%
Reported	**11.1%**	1.5%	20.4%	(15.3)%	(17.4)%	**11.0%**	2.1%
Avg. common shares outstanding (millions)	**594**	591	588	584	580	**591**	578
Closing common shares outstanding (millions)	**596.8**	594.0	590.9	587.8	582.8	**596.8**	582.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.08	1.08
MCCSR ratio	213%	210%	213%	211%	210%	213%	210%
Premiums & deposits							
Net premium revenue	**1,989**	1,930	2,074	2,305	2,335	**5,993**	7,009
Segregated fund deposits	**1,609**	1,819	2,113	2,912	2,298	**5,541**	7,270
Mutual fund sales[1]	**10,129**	12,060	9,820	7,334	7,120	**32,009**	21,607
Managed fund sales[1]	**11,065**	7,999	9,849	8,414	5,446	**28,913**	19,337
ASO premium and deposit equivalents[1]	**1,405**	1,380	1,440	1,391	1,362	**4,225**	4,270
Total premiums & deposits[1]	**26,197**	25,188	25,296	22,356	18,561	**76,681**	59,493
Assets under management							
General fund assets	**132,132**	132,175	128,959	129,844	130,413	**132,132**	130,413
Segregated funds	**91,429**	90,160	91,934	88,183	85,281	**91,429**	85,281
Mutual funds, managed funds and other AUM[1]	**291,322**	273,944	273,295	247,503	243,132	**291,322**	243,132
Total AUM[1]	**514,883**	496,279	494,188	465,530	458,826	**514,883**	458,826
Capital							
Subordinated debt and other capital[2]	**3,433**	3,438	4,235	3,441	4,396	**3,433**	4,396
Participating policyholders' equity	**132**	124	124	123	123	**132**	123
Total shareholders' equity[3]	**16,323**	16,159	16,151	15,607	16,368	**16,323**	16,368
Total capital	**19,888**	19,721	20,510	19,171	20,887	**19,888**	20,887

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

[2] Other capital refers to Sun Life Exchangeable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

[3] Excludes non-controlling interests.

Q3 2012 vs. Q3 2011

Our reported net income was $383 million in the third quarter of 2012, compared to a reported loss of $621 million in the third quarter of 2011. Reported ROE was 11.1%, compared to negative 17.4% for the third quarter of 2011.

Operating net income was $401 million for the quarter ended September 30, 2012, compared to an operating loss of $572 million for the same period last year. Operating ROE was 11.6%, compared to negative 16.0% in the third quarter of 2011.

Operating net income excluding the net impact of market factors was $405 million in the third quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarter of 2012. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	Q3'12
Reported net income	**383**
Certain hedges that do not qualify for hedge accounting in SLF Canada	16
Fair value adjustments on share-based payment awards at MFS	(34)
Restructuring and other related costs	—
Operating net income	**401**
Net equity market impact (including basis risk impact of $12 million)[1]	89
Net interest rate impact (including credit spread impact of $(51) million, swap spread impact of $13 million and impact of decline in fixed income reinvestment rates of $(44) million)[2]	(64)
Net gains from increases in the fair value of real estate	13
Actuarial assumption changes driven by changes in capital market movements	(42)
Operating net income excluding the net impact of market factors	**405**
Impact of other notable items on our net income:	
Experience related items[3]	
Impact of investing activity on insurance contract liabilities	(9)
Mortality/morbidity	15
Credit	17
Lapse and other policyholder behaviour	(8)
Expenses	(3)
Other	(29)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements of $(42) million)	47
Other items[4]	(7)

[1] Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[2] Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of credit spread and swap spread movements.

[3] Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

[4] Primarily due to a charge relating to premiums receivable.

Our reported net income for the third quarter of 2012 included items that we believe are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $18 million in the third quarter of 2012, compared to a reduction of $49 million in the third quarter of 2011.

Net income for the quarter ended September 30, 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities, which were driven by the continued low interest rate environment, and negative impact from credit spread movements. Assumption changes and management actions in the third quarter of 2012 had a net income impact of $5 million. Our effective tax rate on reported net income before taxes and non-controlling interest was 10.6%. After adjusting for the impact of market factors and notable items, our effective tax rate would be within our expected range of 18% to 22%.

The loss in the third quarter of 2011 was primarily driven by reserve increases in the individual life and variable annuity businesses at SLF U.S., which were related to steep declines in both equity market and interest rate levels. Assumption changes and management actions further reduced net income due to unfavourable mortality and policyholder behaviour impacts in SLF Canada and SLF U.S. These negative impacts were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Q3 2012 vs. Q3 2011 (year-to-date)
Reported net income for the first nine months of 2012 was $1,120 million, compared to $225 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income by $67 million in the first nine months of 2012, compared to a reduction of $100 million in the first nine months of 2011. Reported ROE was 11.0% for the first nine months of 2012, compared to 2.1% for the first nine months of 2011. Operating net income was $1,187 million for the first nine months of 2012, compared to $325 million for the same period in 2011.

Net income for the first nine months of 2012 was positively impacted by improving equity markets, favourable investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, net realized gains on sales of available-for-sale ("AFS") assets and favourable swap spread movements. These items were partially offset by the unfavourable impact of declining interest rates, which resulted in lower fixed income reinvestment rates in our insurance contract liabilities, and negative impact from credit spread movements.

Net income for the nine months ended September 30, 2011 was unfavourably impacted by declines in equity markets and interest rate levels, assumption changes and management actions, higher levels of investment in growth and service initiatives in our business and losses in our Corporate segment. This was partially offset by increases in the fair value of real estate classified as investment properties and the favourable impact of investment activity and experience on insurance contract liabilities.

Assumption Changes and Management Actions
Management makes judgments involving assumptions relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

During the third quarter of 2012 the net impact of assumption changes and management actions resulted in an increase in net income of $5 million, as the negative impact of assumption changes in the quarter of $(41) million was more than offset by positive management actions of $46 million.

Q3 2012 assumption changes and management actions by type

($ millions)	Impact on net income (after-tax)	Comments
Mortality/morbidity	(24)	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada
Lapse and other policyholder behaviour	(47)	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience
Expenses	21	Reflects lower fund management fees and a management action to transfer the asset management of a block of assets to MFS, partially offset by the negative impact of updates to expenses
Investment returns	(23)	Resulting primarily from updates to our economic scenario generator, partially offset by an increase in average long-term credit spreads
Other	78	Reflects the impact of modelling enhancements, management actions in SLF Canada and SLF U.S. and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	5	

Impact of the Low Interest Rate Environment

Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in response to more challenging conditions in the European Union and monetary policy actions in the United States.

During the third quarter of 2012, we took a charge of $44 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. As disclosed in the second quarter of 2012, we anticipate a charge of $50 million in the fourth quarter of 2012 if low rates persist. Furthermore, we would expect our net income for the 2013 to 2015 period to be reduced by up to $500 million due to declines in fixed income reinvestment rates. This is forward-looking information and assumes the continuation of September 30, 2012 interest rate levels through the end of 2015, as applied to the block of business in force and using other assumptions in effect at September 30, 2012.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i) lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii) shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii) higher equity hedging costs;
(iv) higher new business strain reflecting lower new business profitability;
(v) reduced return on new fixed income asset purchases;
(vi) the impact of changes in actuarial assumptions driven by capital market movements;
(vii) impairment of goodwill; and
(viii) additional valuation allowances against our deferred tax assets.

Goodwill Impairment Testing

In the fourth quarter of 2012, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit's ("CGUs") carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and level and cost of capital over the lifetime of the business.

For our 2012 annual test, we will use inputs consistent with our 2013 business plan. A prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans. There is a heightened risk that current economic and capital market conditions will result in an impairment of goodwill for one or more CGUs when assessed in the fourth quarter of 2012.

A complete listing of our CGUs and the goodwill allocated to them is included in Note 10 of our 2011 Consolidated Financial Statements. CGUs with a higher risk of impairment are Individual Wealth and Individual Insurance in SLF Canada due to the relatively small, if any, excess of fair value over carrying value at the time of the last annual goodwill impairment test.

Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on our MCCSR ratio.

Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

			Quarterly rates			Year to date	
Exchange rate	**Q3'12**	Q2'12	Q1'12	Q4'11	Q3'11	**2012**	2011
Average							
U.S. Dollar	**0.995**	1.010	1.002	1.023	0.978	**1.002**	0.977
U.K. Pound	**1.573**	1.598	1.574	1.609	1.576	**1.582**	1.578
Period end							
U.S. Dollar	**0.984**	1.017	0.998	1.019	1.050	**0.984**	1.050
U.K. Pound	**1.590**	1.596	1.597	1.583	1.636	**1.590**	1.636

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2012, our operating net income increased by $2 million as a result of movements in currency rates relative to the third quarter of last year. For the nine months ended September 30, 2012, our operating net income increased by $15 million as a result of movements in currency rates relative to the first nine months of last year.

Performance by Business Group

SLF Canada

			Quarterly results			Year to date	
($ millions)	**Q3'12**	Q2'12	Q1'12	Q4'11	Q3'11	**2012**	2011
Operating net income (loss)							
Individual Insurance & Investments[1]	**26**	59	154	73	(82)	**239**	170
Group Benefits[1]	**137**	94	44	65	73	**275**	203
Group Retirement Services[1]	**58**	33	41	44	14	**132**	95
Total operating net income (loss)[1]	**221**	186	239	182	5	**646**	468
Operating adjustments:							
Hedges that do not qualify for hedge accounting	**16**	(5)	(12)	50	(53)	**(1)**	(53)
Goodwill and intangible asset impairment charges	—	—	—	(194)	—	—	—
Common shareholders' net income (loss)	**237**	181	227	38	(48)	**645**	415
Operating ROE (%)[1]	**12.6**	10.9	14.4	11.2	0.3	**12.6**	9.7

[1] Represents a non-IFRS financial measure that excludes the impact of certain hedges that do not qualify for hedge accounting in SLF Canada and goodwill impairment charges. See Use of Non-IFRS Financial Measures.

Q3 2012 vs. Q3 2011

SLF Canada's reported net income was $237 million in the third quarter of 2012, compared to a reported loss of $48 million in the same period last year. The impact of certain hedges that do not qualify for hedge accounting in SLF Canada was an increase in reported net income of $16 million in the third quarter of 2012, compared to a decrease of $53 million in the third quarter of 2011. Operating net income was $221 million in the third quarter of 2012, compared to $5 million in the third quarter of 2011.

Net income in the third quarter of 2012 reflected the favourable impact of updates to actuarial assumptions in Group Benefits and Group Retirement Services, and of management actions to increase pricing spreads and fees for several products. Net income also benefited from positive equity market experience in Individual Insurance & Investments and favourable disability claims and expense experience in Group Benefits. Partially offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments, which were driven by the continued low interest rate environment.

Net income in the third quarter of 2011 reflected substantial declines in equity markets and the net unfavourable impact of updates to actuarial assumptions in Individual Insurance & Investments. Updates to actuarial assumptions included unfavourable impacts related primarily to lapses on term insurance renewals and mortality. This was partially offset by changes related to investment income tax on universal life insurance policies and modelling enhancements.

In the third quarter of 2012, sales of individual life and health insurance products through the Sun Life Financial Career Sales Force were up 32% over the prior year, due primarily to higher par permanent insurance sales as well as higher critical illness sales in advance of announced price increases. Sales of individual wealth products decreased 10% from the third quarter of 2011, reflecting the planned decrease in segregated fund sales. Sales of mutual funds increased 11% over the prior year including the continued growth of SLGI mutual funds. Sales of SLGI mutual funds through the Sun Life Financial Career Sales Force ("CSF") nearly tripled over the third quarter of 2011, and represented 14% of total CSF mutual fund sales. SLF Canada made changes in the third quarter of 2012 to increase prices and reduce guarantees in its Individual Insurance & Investments products, in response to the continued low interest rate environment.

Group Benefits sales were up from the third quarter of 2011 by 20%, primarily due to greater activity in the medium-sized case market. Group Retirement Services sales increased 18% from the third quarter of 2011, driven by increased retention of large-sized cases, partially offset by lower defined benefit solution sales. Assets under administration for Group Retirement Services ended the quarter at $53 billion. Pension rollover sales were $296 million, an increase of 21% from the third quarter of 2011.

Q3 2012 vs. Q3 2011 (year-to-date)

Reported net income was $645 million for the first nine months of 2012, compared to $415 million for the nine months ended September 30, 2011. The impact of certain hedges that do not qualify for hedge accounting was a decrease in reported net income of $1 million in the first nine months of 2012, compared to a decrease of $53 million in the first nine months of 2011. Operating net income was $646 million for the first nine months of 2012, compared to $468 million for the same period last year.

Net income for the nine months ended September 30, 2012 reflected the favourable impact of assumption changes and management actions, the positive impact of improved equity markets in Individual Insurance & Investments and favourable investment activity on insurance contract liabilities. This was partially offset by the impact of declining interest rates and lower fixed income reinvestment rates in Individual Insurance & Investments.

Net income for the nine months ended September 30, 2011 reflected declining equity markets and the net unfavourable impact of updates to actuarial assumptions. This was partially offset by changes related to investment income tax on universal life insurance policies, the favourable impact of investment activity on insurance policies and gains from increases in the value of real estate properties.

SLF U.S.

(US$ millions)	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	2012	2011
		Quarterly results				Year to date	
Operating net income (loss)							
Annuities[1]	**(2)**	(157)	325	(461)	(272)	**166**	(132)
Individual Insurance[1]	**7**	(19)	86	(46)	(318)	**74**	(215)
Employee Benefits Group[1]	**12**	(8)	22	9	22	**26**	77
Total operating net income (loss)[1]	**17**	(184)	433	(498)	(568)	**266**	(270)
Operating adjustments:							
Goodwill and intangible asset impairment charges	—	—	—	(71)	—	—	—
Restructuring and other related costs	—	(1)	(9)	(32)	—	**(10)**	—
Common shareholders' net income (loss)	**17**	(185)	424	(601)	(568)	**256**	(270)
Operating ROE (%)[1]	**1.3**	(13.6)	30.8	(36.3)	(44.5)	**6.5**	(6.8)
(C$ millions)							
Operating net income (loss)[1]	**18**	(187)	434	(511)	(569)	**265**	(279)
Operating adjustments:							
Goodwill and intangible asset impairment charges	—	—	—	(72)	—	—	—
Restructuring and other related costs	—	(2)	(9)	(32)	—	**(11)**	—
Common shareholders' net income (loss)	**18**	(189)	425	(615)	(569)	**254**	(279)

[1] Represents a non-IFRS financial measure that excludes the impact of restructuring and other related costs and goodwill impairment charges as a result of our decision to discontinue domestic U.S. variable annuity and individual life products to new sales. See Use of Non-IFRS Financial Measures.

Q3 2012 vs. Q3 2011

SLF U.S.'s reported net income was C$18 million in the third quarter of 2012, compared to a reported loss of C$569 million in the third quarter of 2011. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2011 had no material impact on net income in the third quarter of 2012.

In U.S. dollars, SLF U.S.'s reported net income was US$17 million in the third quarter of 2012, compared to a reported loss of US$568 million in the same period last year. Net income in the third quarter of 2012 reflected the positive impact of improved equity markets and management actions in Annuities and favourable mortality and morbidity experience in EBG. These items were partially offset by the net unfavourable impact of updates to actuarial assumptions in Annuities relating primarily to investment returns, policyholder behaviour and mortality. Net income was also negatively impacted by unfavourable credit spread movements in Individual Insurance and a charge relating to premiums receivable in EBG.

The loss in the third quarter of 2011 reflected the adverse impact of declining equity markets and interest rates in Annuities and Individual Insurance, and unfavourable morbidity experience in EBG. The loss also included the unfavourable impact of updates to actuarial assumptions related to mortality and policyholder behaviour in Individual Insurance.

EBG sales in the third quarter of 2012 increased 56% compared to the same period last year. All lines improved, with the largest increases in sales of group life and disability insurance. Within EBG, Voluntary Benefits sales increased 167% compared to the same period last year, reflecting an expansion in distribution capabilities and product launches in 2012.

International sales increased 5% compared to the prior year third quarter primarily due to an increase in individual life insurance sales.

Q3 2012 vs. Q3 2011 (year-to-date)

Reported net income was US$256 million for the first nine months of 2012, compared to a reported loss of US$270 million for the same period last year. Restructuring and other related costs were US$10 million, compared to nil in the first nine months of 2011. Operating net income was US$266 million for the nine months ended September 30, 2012, compared to an operating loss of US$270 million for the same period in 2011. Net income for the first nine months of 2012 reflected equity market gains in Annuities, the favourable impact of investment activity on insurance contract liabilities in Individual Insurance and Annuities, the positive impact of management actions in Annuities and net realized gains on the sale of AFS assets. These items were partially offset by the net unfavourable impact of updates to actuarial assumptions, the negative impact of declining interest rates in Annuities and Individual Insurance, our investments in Voluntary capabilities, a revision to insurance contract liabilities related to Individual Insurance mortality projections and a charge relating to premiums receivable in EBG.

Net income for the first nine months of 2011 reflected the negative impact of lower interest rates and equity markets, and the net unfavourable impact of updates to actuarial assumptions.

MFS Investment Management

(US$ millions)	Quarterly results					Year to date	
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	2012	2011
Operating net income[1]	**80**	67	70	66	66	**217**	205
Operating adjustments:							
Fair value adjustments on share-based payment awards	**(34)**	(1)	(21)	(32)	4	**(56)**	(47)
Restructuring and other related costs	—	—	—	(4)	—	—	—
Common shareholders' net income (loss)	**46**	66	49	30	70	**161**	158
(C$ millions)							
Operating net income[1]	**80**	68	69	68	65	**217**	202
Operating adjustments:							
Fair value adjustments on share-based payment awards	**(34)**	(1)	(20)	(33)	4	**(55)**	(47)
Restructuring and other related costs	—	—	—	(4)	—	—	—
Common shareholders' net income (loss)	**46**	67	49	31	69	**162**	155
Pre-tax operating profit margin ratio[2]	**36%**	32%	33%	32%	32%	**34%**	33%
Average net assets (US$ billions)	**290.5**	273.2	270.1	249.5	257.4	**278.0**	265.2
Assets under management (US$ billions)[2]	**303.6**	278.2	284.8	253.2	236.5	**303.6**	236.5
Net sales (US$ billions)	**7.9**	4.2	5.9	1.7	(1.0)	**17.9**	3.7
Asset appreciation (depreciation) (US$ billions)	**17.5**	(10.8)	25.7	15.1	(37.3)	**32.4**	(23.8)
S&P 500 Index (daily average)	**1,402**	1,350	1,346	1,225	1,227	**1,366**	1,282
MSCI EAFE Index	**1,468**	1,427	1,516	1,420	1,531	**1,470**	1,646

[1] Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring charges. See Use of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS on its Corporate Fact Sheet, which can be found in the "About MFS" link for U.S. individual investors from www.mfs.com.

Q3 2012 vs. Q3 2011

MFS's reported net income was C$46 million in the third quarter of 2012, compared to C$69 million in the same period last year. Fair value adjustments on share-based payment awards at MFS resulted in a decrease in reported net income of C$34 million in the third quarter of 2012, compared to an increase of C$4 million in the same period last year. MFS had operating net income of C$80 million in the third quarter of 2012, compared to C$65 million in the third quarter of 2011. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2011 increased operating net income at MFS by C$1 million.

In U.S. dollars, MFS's reported net income was US$46 million in the third quarter of 2012, compared to US$70 million in the third quarter of 2011. Fair value adjustments on share-based payment awards at MFS resulted in a decrease in reported net income of US$34 million in the third quarter of 2012, compared to an increase of US$4 million in the same period last year. Operating net income was US$80 million in the third quarter of 2012, compared to US$66 million in the same period last year.

The increase in operating net income from the third quarter of 2011 reflects the impact of higher average net assets and a gain on the sale of the private wealth business at MFS McLean Budden in Canada. MFS's pre-tax operating profit margin ratio was 36% in the third quarter of 2012, up from 32% in the same period last year.

Total AUM as at September 30, 2012 reached an all-time high of US$303.6 billion, compared to US$253.2 billion at December 31, 2011. The increase of US$50.4 billion was driven by gross sales of US$60.2 billion and asset appreciation of US$32.4 billion, partially offset by redemptions of US$42.2 billion. Gross sales of US$21.1 billion during the quarter represented another new record for MFS, surpassing the second quarter 2012 record by US$1.4 billion. Retail fund performance remained strong with 89% and 85% of fund assets ranked in the top half of their Lipper categories based on 5-year and 10-year performance, respectively.

Q3 2012 vs. Q3 2011 (year-to-date)
Reported net income for the first nine months of 2012 was US$161 million, compared to US$158 million for the first nine months of 2011. The impact of fair value adjustments on share-based payment awards at MFS reduced reported net income by US$56 million in the first nine months of 2012, compared to a reduction of US$47 million in the first nine months of 2011. Operating net income was US$217 million for the first nine months of 2012, compared to US$205 million in the same period last year. The increase reflected higher average net assets and a gain on the sale of the private wealth business, partially offset by higher operating expenses.

SLF Asia

($ millions)	Quarterly results					Year to date	
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	2012	2011
Operating net income (loss)[1]	35	15	29	44	26	79	100
Operating adjustments:							
Restructuring and other related costs	—	—	—	(6)	—	—	—
Common shareholders' net income (loss)	35	15	29	38	26	79	100
Operating ROE (%)[1]	7.6	3.2	6.6	9.9	6.1	5.8	8.0

[1] Represents a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of Grepalife Financial Inc. See Use of Non-IFRS Financial Measures.

Q3 2012 vs. Q3 2011
SLF Asia's reported net income was $35 million in the third quarter of 2012, compared to $26 million in the third quarter of 2011.

Net income in the third quarter of 2012 reflected the favourable impact of assumption changes and management actions, and higher earnings in the Philippines. These items were partially offset by the unfavourable impact of declining interest rates and credit spread movements in Hong Kong. Net income in the third quarter of 2011 included low levels of new business strain in India as a result of sales levels and favourable product mix.

Individual life sales in the third quarter of 2012 fell marginally compared to the same period last year. Sales increases, measured in local currency, in the Philippines, China and Hong Kong were offset by declines in India and Indonesia. Sales were up 46% in the Philippines from agency expansion and the launch of Sun Life Grepa Financial in October 2011. Sales increased 48% in China due to continued distribution growth.

Q3 2012 vs. Q3 2011 (year-to-date)
Reported net income was $79 million for the first nine months of 2012, compared to $100 million for the same period last year. Net income for the first nine months of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and higher levels of new business strain from increased sales in China. These items were partially offset by the favourable impact of assumption changes and management actions. Net income for the first nine months of 2011 reflected business growth, the favourable impact of investment gains in the Philippines, and low levels of new business strain from sales levels and favourable product mix in India.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

($ millions)	Quarterly results					Year to date	
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	**2012**	2011
Operating net income (loss)							
SLF U.K.[1]	**107**	52	26	71	(14)	**185**	85
Corporate Support[1]	**(60)**	(75)	(70)	(75)	(85)	**(205)**	(251)
Total operating net income (loss)[1]	**47**	(23)	(44)	(4)	(99)	**(20)**	(166)
Operating adjustments:							
Restructuring and other related costs:							
SLF U.K.	—	—	—	(3)	—	—	—
Corporate Support	—	—	—	(10)	—	—	—
Common shareholders' net income (loss)	**47**	(23)	(44)	(17)	(99)	**(20)**	(166)

[1] Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q3 2012 vs. Q3 2011
Corporate's reported net income was $47 million in the third quarter of 2012, compared to a reported loss of $99 million in the third quarter of 2011.

SLF U.K.'s reported net income was $107 million in the third quarter of 2012, compared to a reported loss of $14 million in the third quarter of 2011. Net income in the third quarter of 2012 reflected the favourable impact of updates to actuarial assumptions, including refinements to actuarial models, as well as gains from investment activity and experience on insurance contract liabilities and positive impacts from tax related items. Net income in the third quarter of 2011 reflected declining equity markets and the unfavourable impact of fixed income investment activity on insurance contract liabilities.

Corporate Support had a reported loss of $60 million in the third quarter of 2012, compared to a reported loss of $85 million in the same period last year. The reduced loss relative to the third quarter of 2011 reflects lower expenses and lower losses in our run-off reinsurance business.

Q3 2012 vs. Q3 2011 (year-to-date)
The reported loss in the Corporate segment was $20 million for the first nine months of 2012, compared to a loss of $166 million for the same period last year.

Reported net income in SLF U.K. was $185 million for the first nine months of 2012, compared to $85 million for the first nine months of 2011. Net income for the period ended September 30, 2012 reflected the favourable impact of updates to actuarial assumptions, including refinements to actuarial models, as well as gains from investment activity and experience on insurance contract liabilities, management actions to reduce policy administration costs through revised outsourcing arrangements, positive impacts from tax related items and net realized gains on AFS assets. These positive items were partially offset by the unfavourable impact of credit related items. Net income for the first nine months of 2012 and the same period last year reflected investment in regulatory initiatives such as Solvency II.

In Corporate Support, the reported loss for the first nine months of 2012 was $205 million, compared to a reported loss of $251 million for the first nine months of 2011. Net income for the first nine months of 2012 included lower expenses and lower losses in our run-off reinsurance business.

Additional Financial Disclosure
Revenue

($ millions)		Quarterly results				Year to date	
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	**2012**	2011
Revenue							
Premiums							
Gross	**3,269**	3,197	3,391	3,588	3,568	**9,857**	10,737
Ceded	**(1,280)**	(1,267)	(1,317)	(1,283)	(1,233)	**(3,864)**	(3,728)
Net premium revenue	**1,989**	1,930	2,074	2,305	2,335	**5,993**	7,009
Net investment income							
Interest and other investment income	**1,194**	1,368	1,183	1,182	1,498	**3,745**	3,873
Changes in fair value of FVTPL assets and liabilities	**1,125**	1,802	(1,009)	1,257	2,827	**1,918**	3,400
Net gains (losses) on AFS assets	**24**	79	23	88	39	**126**	114
Fee income	**904**	871	869	883	807	**2,644**	2,470
Total revenue	**5,236**	6,050	3,140	5,715	7,506	**14,426**	16,866
Adjusted revenue[(1)]	**5,008**	5,062	4,986	4,992	5,359	**15,045**	15,411

[(1)] Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's Group Benefits operations and net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues were $5.2 billion for the third quarter of 2012, compared to $7.5 billion for the third quarter of 2011. Revenues decreased primarily as a result of lower net gains in the fair value of FVTPL assets and liabilities, reduced net premium revenue from SLF Canada Group Retirement Services and lower investment income. Adjusted revenue was $5.0 billion for the third quarter of 2012, down $0.4 billion from the same period last year. The decline was primarily due to lower net premium revenue from SLF Canada Group Retirement Services.

Revenues of $14.4 billion for the nine months ended September 30, 2012 were down $2.5 billion from revenues of $16.9 billion in the comparable period last year. The decrease was primarily due to lower net investment income, including lower net gains in the fair value of FVTPL assets and liabilities, and reduced net premium revenue from SLF U.S. Adjusted revenue of $15.0 billion for the nine months ended September 30, 2012 was down $0.4 billion from the same period last year and reflected lower net premium revenue from SLF Canada and SLF U.S.

Premiums and Deposits

($ millions)		Quarterly results				Year to date	
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	**2012**	2011
Premiums & Deposits							
Net premium revenue	**1,989**	1,930	2,074	2,305	2,335	**5,993**	7,009
Segregated fund deposits	**1,609**	1,819	2,113	2,912	2,298	**5,541**	7,270
Mutual fund sales[(1)]	**10,129**	12,060	9,820	7,334	7,120	**32,009**	21,607
Managed fund sales[(1)]	**11,065**	7,999	9,849	8,414	5,446	**28,913**	19,337
ASO premium & deposit equivalents[(1)]	**1,405**	1,380	1,440	1,391	1,362	**4,225**	4,270
Total Premiums & Deposits[(1)]	**26,197**	25,188	25,296	22,356	18,561	**76,681**	59,493
Adjusted Premiums & Deposits[(1),(2)]	**26,672**	25,343	25,542	21,612	18,649	**77,475**	59,402

[(1)] Represents a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.
[(2)] Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's Group Benefits operations and net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $26.2 billion for the quarter ended September 30, 2012, compared to $18.6 billion for the same period last year. Adjusted premiums and deposits of $26.7 billion in the third quarter of 2012 increased by $8.0 billion. In both cases, this was primarily as a result of higher fund sales at MFS.

Premiums and deposits were $76.7 billion for the nine months ended September 30, 2012, compared to $59.5 billion for the first nine months of 2011. Adjusted premiums and deposits of $77.5 billion for the nine months ended September 30, 2012 increased by $18.1 billion over the same period last year. Both increases were primarily due to higher MFS fund sales.

Net life, health and annuity premium revenues, which reflect gross premiums less amounts ceded to reinsurers, were $2.0 billion in the third quarter of 2012, compared to $2.3 billion in the third quarter of 2011. The decline was primarily due to lower annuity premiums in Group Retirement Services at SLF Canada. Net life, health and annuity premium revenues were $6.0 billion for the nine months ended September 30, 2012, compared to $7.0 billion for the nine months ended September 30, 2011, primarily driven by lower life and annuity premiums at SLF U.S.

Segregated fund deposits were $1.6 billion in the third quarter of 2012, compared to $2.3 billion in the same period last year. Segregated fund deposits were $5.5 billion for the first nine months of 2012, compared to $7.3 billion for the same period last year. The decrease in both periods was largely attributable to the decision to discontinue sales of domestic variable annuity products in SLF U.S.

Sales of mutual funds and managed funds were $21.2 billion in the third quarter of 2012, an increase of $8.6 billion over the third quarter of 2011, reflecting higher MFS mutual fund sales. Mutual and managed fund sales were $60.9 billion for the first nine months of 2012, compared to $40.9 billion for the same period last year, also driven by higher MFS mutual and managed fund sales.

ASO premium and deposit equivalents of $1.4 billion in the third quarter of 2012 were largely unchanged from the third quarter of 2011. ASO premium and deposit equivalents for the first nine months of 2012 were also in line with the first nine months of 2011.

Assets Under Management
AUM were $514.9 billion as at September 30, 2012, compared to $465.5 billion as at December 31, 2011 and $458.8 billion as at September 30, 2011. The $49.4 billion increase in AUM between December 31, 2011 and September 30, 2012 was primarily driven by:

(i)   positive market movements of mutual, managed and segregated funds totaling $37.7 billion;
(ii)   net sales of mutual, managed and segregated funds of $20.0 billion;
(iii)   business growth of $3.3 billion; and
(iv)   an increase of $1.9 billion from the change in value of FVTPL assets and liabilities; partially offset by
(v)   a decrease of $13.5 billion from the strengthening of the Canadian dollar against foreign currencies as compared to the prior period exchange rates.

AUM increased $56.1 billion between September 30, 2011 and September 30, 2012. The increase in AUM was primarily due to:

(i)   positive market movements of mutual, managed and segregated funds totaling $53.0 billion;
(ii)   net sales of mutual, managed and segregated funds of $22.7 billion;
(iii)   an increase of $3.1 billion from the change in value of FVTPL assets and liabilities; and
(iv)   business growth of $2.9 billion; partially offset by
(v)   a decrease of $25.5 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates.

Changes in the Statement of Financial Position and Shareholders' Equity
Total general fund assets were $132.1 billion as at September 30, 2012, compared to $129.8 billion as at December 31, 2011 and $130.4 billion as at September 30, 2011. The increase in general fund assets from December 31, 2011 was primarily due to business growth and gains in the values of FVTPL assets and liabilities, partially offset by the strengthening of the Canadian dollar against foreign currencies.

Insurance contract liabilities of $97.9 billion as at September 30, 2012 increased by $1.5 billion compared to December 31, 2011. The increase was primarily driven by new policies and from changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by the impact of the strengthening Canadian dollar.

Shareholders' equity, including preferred share capital, was $16.5 billion as at September 30, 2012, compared to $15.7 billion as at December 31, 2011. The increase was primarily due to:

(i)   shareholders' net income of $1,210 million before preferred share dividends of $90 million;
(ii)   net unrealized gains on AFS assets and cash flow hedges in other comprehensive income ("OCI") of $286 million;
(iii) proceeds of $196 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $13 million from stock-based compensation; partially offset by
(iv)   common share dividend payments of $630 million; and
(v)   a decrease of $269 million from the strengthening of the Canadian dollar relative to foreign currencies.

As at November 5, 2012, Sun Life Financial Inc. had 596.9 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

	Quarterly results	
($ millions)	**Q3'12**	Q3'11
Net cash and cash equivalents, beginning of period	**4,656**	5,376
Cash flows provided by (used in):		
Operating activities	**(474)**	(428)
Investing activities	**(56)**	(104)
Financing activities	**(261)**	(50)
Changes due to fluctuations in exchange rates	**(32)**	193
Increase (decrease) in cash and cash equivalents	**(823)**	(389)
Net cash and cash equivalents, end of period	**3,833**	4,987
Short-term securities, end of period	**2,745**	3,803
Net cash, cash equivalents and short-term securities	**6,578**	8,790

Net cash, cash equivalents and short-term securities were $6.6 billion at the end of the third quarter of 2012, compared to $8.8 billion at the end of the third quarter of 2011.

Cash used in operating activities was $46 million higher in the third quarter of 2012 than the same period last year, primarily due to the net purchase of investments in the third quarter of 2012. Cash used in investing activities was $56 million in the third quarter of 2012, down $48 million from the third quarter of 2011. Cash used in financing activities was $261 million in the third quarter of 2012, compared to $50 million used in financing activities in the third quarter of 2011. Third quarter 2011 financing activities included net proceeds of $194 million from the issuance of preferred shares.

Income Taxes
During the third quarter of 2012, we reported an income tax expense of $50 million on income before taxes and non-controlling interest of $472 million, resulting in an effective income tax rate of 10.6%. This compares to an income tax benefit of $169 million on loss before taxes and non-controlling interest of $764 million, resulting in an effective income tax recovery rate of 22.1% in the third quarter of 2011.

Our effective tax rate is generally below the statutory income tax rate of 26.5% (28.0% in 2011) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items. In the third quarter of 2012, our effective income tax rate was further reduced by the combined impact of higher than expected benefits from tax exempt investment income, previously unrecognized losses in SLF U.K. and rate differences on income subject to tax in foreign jurisdictions.

In the third quarter of 2011, losses in lower-tax jurisdictions reduced our effective income tax recovery rate to 22.1%, which was below the statutory income tax rate of 28.0%.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

($ millions, unless otherwise noted)	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10
Operating net income (loss)	401	59	727	(221)	(572)	425	472	485
Adjustments to derive operating net income	(18)	(8)	(41)	(304)	(49)	(17)	(34)	19
Reported net income (loss)	383	51	686	(525)	(621)	408	438	504
Basic operating EPS ($)	0.68	0.10	1.24	(0.38)	(0.99)	0.74	0.82	0.85
Basic reported EPS ($)	0.64	0.09	1.17	(0.90)	(1.07)	0.71	0.76	0.88
Diluted operating EPS ($)	0.68	0.10	1.24	(0.38)	(0.99)	0.73	0.82	0.85
Diluted reported EPS ($)	0.64	0.09	1.15	(0.90)	(1.07)	0.68	0.73	0.84
Total revenue	5,236	6,050	3,140	5,715	7,506	5,157	4,203	4,271
Total AUM ($ billions)	515	496	494	466	459	474	469	465

Second Quarter 2012
The operating net income of $59 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets, and a revision to insurance contract liabilities related to mortality projections. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS assets.

First Quarter 2012
The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in our Canadian group business.

Fourth Quarter 2011
The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities in which the expected future cost of the dynamic hedging program for variable annuity and segregated fund products is reflected in the liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS assets.

Third Quarter 2011
The operating loss of $572 million in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011
Operating net income of $425 million for the quarter ended June 30, 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011
Operating net income of $472 million for the quarter ended March 31, 2011 reflected continued growth in AUM, gains in the fair value of real estate classified as investment properties, the positive impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. These gains were partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010
Operating net income of $485 million for the quarter ended December 31, 2010 was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Investments
We had total general fund invested assets of $119 billion as at September 30, 2012. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 84.8% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.2% and 4.9% of the portfolio, respectively. The remaining 6.1% of the portfolio includes policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	September 30, 2012		December 31, 2011	
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,870	5.8%	8,837	7.6%
Debt securities – FVTPL	52,071	43.9%	51,627	44.2%
Debt securities – AFS	12,637	10.6%	11,303	9.7%
Equity securities – FVTPL	4,106	3.5%	3,731	3.2%
Equity securities – AFS	867	0.7%	839	0.7%
Mortgages and loans	29,035	24.5%	27,755	23.8%
Derivative assets	2,790	2.3%	2,632	2.3%
Policy loans	3,222	2.7%	3,276	2.8%
Investment properties	5,813	4.9%	5,313	4.5%
Other invested assets	1,353	1.1%	1,348	1.2%
Total invested assets	118,764	100%	116,661	100%

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Debt Securities
As at September 30, 2012, we held $65 billion of debt securities, which constituted 55% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 68% of the total debt securities as at September 30, 2012, consistent with December 31, 2011. Debt securities rated "BBB" or higher represented 97% of total debt securities as at September 30, 2012, consistent with December 31, 2011.

Included in the $65 billion of debt securities were $7.7 billion of non-public debt securities, which constituted 11.8% of our total debt securities, compared with $7.4 billion, or 11.8%, as at December 31, 2011. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67% of our total debt securities as at September 30, 2012, compared to 66% as at December 31, 2011. Total government issued or guaranteed debt securities as at September 30, 2012 were $21.3 billion, compared to $21.5 billion as at December 31, 2011. Debt securities issued by the U.S. Government and other U.S. agencies were $3.1 billion as at September 30, 2012. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt securities of governments and financial institutions by geography

($ millions)	September 30, 2012 Government issued or guaranteed	Financials	December 31, 2011 Government issued or guaranteed	Financials
Canada	13,240	1,702	13,051	1,607
United States	3,124	5,887	3,092	6,298
United Kingdom	2,102	1,450	2,533	1,245
Eurozone	—	—	—	—
France	16	96	25	101
Germany	183	29	180	28
Greece	—	—	—	—
Ireland	—	—	—	—
Italy	—	7	—	21
Netherlands	2	364	4	311
Portugal	—	—	—	—
Spain	—	37	3	55
Residual Eurozone	—	179	2	170
Other	2,645	1,406	2,605	1,547
Total	21,312	11,157	21,495	11,383

Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at September 30, 2012 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

Our gross unrealized losses as at September 30, 2012 for FVTPL and AFS debt securities were $0.6 billion and $0.04 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at September 30, 2012 included $0.02 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at September 30, 2012 included $11.2 billion in the financial sector, representing approximately 17.2% of our total debt securities, or 9.4% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio as at December 31, 2011. The $0.2 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions in our exposure to U.S. credits.

Asset-backed Securities

Our debt securities as at September 30, 2012 included $3.6 billion of asset-backed securities reported at fair value, representing approximately 5.6% of our debt securities, or 3.1% of our total invested assets. This was $0.1 billion lower than the level as at December 31, 2011. The credit quality of our asset-backed securities remained relatively stable for the first nine months of 2012. There were no changes to the lifetime expected losses for these assets, and any changes in the asset quality of the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed securities

($ millions)	September 30, 2012 Amortized cost	Fair value	BBB and higher	December 31, 2011 Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,629	1,627	85.2%	1,703	1,662	85.0%
Residential mortgage-backed securities						
Agency	548	577	100.0%	510	538	100.0%
Non-agency	650	542	39.3%	771	602	47.4%
Collateralized debt obligations	114	107	15.2%	127	99	20.3%
Other[1]	871	790	83.5%	935	833	84.8%
Total	3,812	3,643	78.3%	4,046	3,734	79.4%

[1] Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen an improvement in housing with prices rising for several consecutive months and mortgage rates staying at record lows. With improved house pricing and reduced inventories, sales of foreclosed properties have picked up and several servicers have ended their foreclosure moratoriums. However, downside risk still exists as the economy remains fragile and unemployment rates have yet to substantially decrease. It is difficult to estimate the impact of these events but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude. Additional information on our asset-backed securities can be found in our 2011 MD&A.

Mortgages and Loans

As at September 30, 2012, we had a total of $29 billion in mortgages and loans. Loans, which consist primarily of private debt securities, were $15.9 billion. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.1 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the debtor's parent.

Mortgages and loans by geography

($ millions)	September 30, 2012			December 31, 2011		
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,498	9,832	17,330	7,500	9,154	16,654
United States	5,609	3,622	9,231	5,831	3,135	8,966
United Kingdom	22	416	438	24	253	277
Other	—	2,036	2,036	—	1,858	1,858
Total	13,129	15,906	29,035	13,355	14,400	27,755

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets continue to struggle. We have witnessed increased secondary market demand for stressed loans, and we have capitalized on this by selling a number of our distressed commercial mortgages. Many of our properties continue to face weak demand, as office tenants are generally utilizing less space and vacant large box retail space is challenging to lease. A prolonged improvement in real estate fundamentals will be largely dependent on job creation, which continues to lag.

The distribution of mortgages and loans by credit quality as at September 30, 2012 and December 31, 2011 is set out in the following tables. As at September 30, 2012, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.9 billion, spread across approximately 3,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2011. The Canada Mortgage and Housing Corporation insures 21% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired

| | September 30, 2012 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	**Mortgages**	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**12,884**	**15,880**	**28,764**	—	—	—
Past due:						
Past due less than 90 days	**4**	—	**4**	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	**343**	**43**	**386**	**102**[(1)]	**17**	**119**
Total	**13,231**	**15,923**	**29,154**	**102**	**17**	**119**

| | December 31, 2011 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,001	14,358	27,359	—	—	—
Past due:						
Past due less than 90 days	10	—	10	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	540	69	609	196[(1)]	27	223
Total	13,551	14,427	27,978	196	27	223

[(1)] Includes $54 million of sectoral provisions as at September 30, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $267 million as at September 30, 2012, $119 million lower than the December 31, 2011 level for these assets. The gross carrying value of impaired mortgages decreased by $197 million to $343 million as at September 30, 2012. The majority of this net decrease is due to the sale of impaired mortgages, partially offset by an increase in mortgages where a specific provision was recorded, including the impact of mortgages that have been restructured during the year. The allowance for losses related to mortgages fell to $102 million at September 30, 2012 from $196 million as at December 31, 2011. This reduction is related to the sale of impaired mortgages and a release of specific provisions for assets that have been restructured during the year, offset by the addition of new provisions on specific mortgages. The sectoral provision related to mortgages included in the allowance decreased by $14 million to $54 million, which reflects the sale or workout of a number of distressed loans. Approximately 93% of the impaired mortgage loans are in the United States.

We have provided $3,254 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at September 30, 2012, which decreased from our December 31, 2011 level of $3,376 million, primarily as a result of the release of provisions on asset-backed securities and market movements. To the extent that an asset is written off, or disposed of, any amount set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,254 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments

($ millions)	September 30, 2012	December 31, 2011
Net fair value	1,984	1,573
Total notional amount	57,126	50,859
Credit equivalent amount	1,108	1,026
Risk-weighted credit equivalent amount	9	8

The total notional amount of derivatives in our portfolio increased to $57.1 billion as at September 30, 2012, from $50.9 billion at the end of 2011. This increase is primarily related to interest rate swaps and interest rate option contracts purchased for the purpose of economically hedging against interest rate risk, including disintermediation risk, and to improve the matching of our assets and our liabilities. The net fair value of our derivative instruments was $2.0 billion as at September 30, 2012, $0.4 billion higher than the 2011 year-end amount. This increase was primarily due to the impact of decreasing interest rates on the Company's interest rate swap portfolio, coupled with an increase in the value of the Company's cross currency swap portfolio as a result of an appreciating Canadian dollar.

Capital Management
Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at September 30, 2012, our total capital was $19.9 billion, up from $19.2 billion as at December 31, 2011. The increase in total capital was primarily the result of common shareholders' net income of $1,120 million, partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $434 million.

Sun Life Assurance's MCCSR ratio was 213% as at September 30, 2012, compared to 211% as at December 31, 2011. The MCCSR ratio increased primarily as a result of net income (net of dividends) and favourable equity markets, partially offset by business growth and the phase-in impact of the conversion to IFRS.

In July 2012, the Office of the Superintendent of Financial Institutions, Canada ("OSFI") released for public consultation the draft MCCSR Guideline effective for 2013. The draft includes changes on four items: (i) the impact of the change in accounting for defined benefit pension plans (IAS 19); (ii) the impact of the change in accounting for joint ventures (IFRS 11); (iii) the treatment of group policies where there is a sharing of risk with policyholders; and (iv) the change in interest rate environment (C-3) risk requirements for U.S. pass-through mortgage-backed securities and collateralized mortgage obligations. In relation to draft guideline changes for defined benefit pension plans, the actual impact will be based on the balances as at December 31, 2012. The estimated impact to Sun Life Assurance's MCCSR available capital as at September 30, 2012 is a reduction of approximately $180 million, resulting in a 3 percentage point decrease to the MCCSR ratio, of which a significant portion could be phased-in over a two-year period starting January 1, 2013. Other draft changes are not expected to have a material impact on Sun Life Assurance's MCCSR ratio.

In September 2012, OSFI issued a report titled the Life Insurance Regulatory Framework (the "Framework") to provide life insurance companies and industry stakeholders with an overview of regulatory initiatives that OSFI will focus on over the period to 2016. The Framework outlines OSFI's priorities and addresses issues such as corporate governance and risk management, evolving regulatory capital requirements and promoting transparent information on the financial condition of life insurance companies.

In addition to the priorities outlined in the Framework, OSFI is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In relation to the guidance for holding companies, OSFI has indicated that it expects to further develop and apply MCCSR and Internal Target Capital Ratio guidelines to holding companies by 2016. Furthermore, OSFI is reviewing the alignment of some insurance regulations with analogous changes made to the regulatory framework for banks under the new Basel III Capital Accord. The outcomes of these initiatives are uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements and flow through net income.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS, which are held primarily in our surplus segment, increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS, which are held primarily in our surplus segment, increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gain (loss) or OCI position at the start of the period and the change in market values during the period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the third quarter of 2012, we realized $24 million (pre-tax) in net gains on the sale of AFS assets. At September 30, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets (after-tax) was $510 million and $94 million, respectively.

The following tables set out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2012 and December 31, 2011.

Our interest rate sensitivities have decreased since December 31, 2011. Approximately two thirds of this reduction in sensitivity is the result of increased hedging done throughout the first three quarters of 2012 in our variable annuity, segregated fund and universal life lines of business. The balance results primarily from changes in actuarial methods, assumptions and modelling, which reduce the sensitivity of our liabilities and net income to interest rates.

Interest rate and equity market sensitivities
As at September 30, 2012

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	$ 100	$ (200)	Approximate 1 percentage point increase
50 basis point decrease	$ (200)	$ 200	Approximate 3 percentage point decrease
100 basis point increase	$ 200	$ (400)	Approximate 2 percentage point increase
100 basis point decrease	$ (400)	$ 400	Approximate 5 percentage point decrease
Changes in equity markets[2]			
10% increase	$ 100	$ 50	Approximate 4 percentage point increase
10% decrease	$ (150)	$ (50)	Approximate 3 percentage point decrease
25% increase	$ 200	$ 150	Approximate 4 percentage point increase
25% decrease	$ (400)	$ (150)	Approximate 8 percentage point decrease

As at December 31, 2011

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	$ 250	$ (150)	Approximate 3 percentage point increase
50 basis point decrease	$ (300)	$ 200	Approximate 3 percentage point decrease
100 basis point increase	$ 500	$ (350)	Approximate 7 percentage point increase
100 basis point decrease	$ (700)	$ 350	Approximate 9 percentage point decrease
Changes in equity markets[2]			
10% increase	$ 100	$ 50	Approximate 3 percentage point increase
10% decrease	$ (150)	$ (50)	Approximate 2 percentage point decrease
25% increase	$ 200	$ 150	Approximate 4 percentage point increase
25% decrease	$ (350)	$ (150)	Approximate 6 percentage point decrease

[1] Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2012 and December 31, 2011, respectively. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[2] Represents the respective change across all equity markets as at September 30, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2012 and December 31, 2011, respectively, and include new business added and product changes implemented prior to such dates.

[4] A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

[5] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2012 and December 31, 2011, respectively. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

Credit Spread and Swap Spread Sensitivities

We have estimated the impact on shareholder net income attributable to specified instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of September 30, 2012, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $150 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $150 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of September 30, 2012, we estimate that a 20 basis point change in swap spread levels would change our net income by approximately $25 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any assets held in segregated and variable annuity funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Variable Annuity and Segregated Fund Guarantees

Approximately 75% of our expected sensitivity to equity market risk and 25% of our expected sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impact on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

September 30, 2012				
($ millions)	**Fund value**	**Amount at risk**[1]	**Value of guarantees**[2]	**Insurance contract liabilities**[3]
SLF Canada	**12,324**	**475**	**11,693**	**501**
SLF U.S.	**24,226**	**2,389**	**25,253**	**1,703**
Run-off reinsurance[4]	**2,352**	**579**	**2,091**	**499**
Total	**38,902**	**3,443**	**39,037**	**2,703**

December 31, 2011[5]				
($ millions)	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	26,914	1,997
Run-off reinsurance[4]	2,542	642	2,267	536
Total	39,057	4,534	40,885	3,188

(1) The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2) For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3) The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.

(4) The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate segment.

(5) Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in 2012.

The movement of the items in the table above from December 31, 2011 to September 30, 2012 was primarily as a result of the following factors:

(i) fund values decreased due to the strengthening of the Canadian dollar against foreign currencies, partially offset by favourable equity market movements;
(ii) the amount at risk decreased due to favourable equity market movements;
(iii) the value of guarantees decreased due to the natural run-off of the block net of new business written and the strengthening of the Canadian dollar against foreign currencies; and
(iv) insurance contract liabilities decreased due to favourable equity market movements, partially offset by lower interest rates and third quarter methods and assumption changes.

Variable Annuity and Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at September 30, 2012, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts is included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees, as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts as at September 30, 2012.

Impact of variable annuity and segregated fund hedging

($ millions)	Changes in interest rates[2]		Changes in equity markets[3]	
Net income sensitivity[1]	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(550)	(1,100)	(550)	(1,550)
Hedging impact	500	1,000	450	1,250
Net of hedging	(50)	(100)	(100)	(300)

[1] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[2] Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2012. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] Represents the change across all equity markets as at September 30, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease our net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase our net income by $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking statements. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impact on goodwill impairment or the current valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities set out above are based on the composition of our assets and liabilities as at September 30, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Our sensitivities are based on methods and assumptions in effect as at September 30, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters
Information concerning legal and regulatory matters is provided in our 2011 Consolidated Financial Statements, MD&A and AIF.

Amendments to International Financial Reporting Standards Issued in 2012
In May 2012, the IASB issued *Annual Improvements 2009-2011 Cycle*, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements*, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance* (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and provide transitional relief for IFRS 10, IFRS 11 *Joint Arrangements* ("IFRS 11") and IFRS 12 *Disclosure of Interests in Other Entities* ("IFRS 12") by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will consider the implications of these amendments when we adopt those standards.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on July 1, 2012 and ended on September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliation of reported net income to operating net income and operating net income excluding the net impact of market factors, reported EPS to operating EPS and reported ROE to operating ROE

	IFRS							
	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10
Net income ($ millions)	**383**	51	686	(525)	(621)	408	438	504
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**16**	(5)	(12)	50	(53)	9	(9)	43
Fair value adjustments on share-based payment awards at MFS	**(34)**	(1)	(20)	(33)	4	(26)	(25)	(24)
Restructuring and other related costs	—	(2)	(9)	(55)	—	—	—	—
Goodwill and intangible asset impairment charges	—	—	—	(266)	—	—	—	—
Operating net income (loss)	**401**	59	727	(221)	(572)	425	472	485
Net equity market impact	**89**	(131)	253	n/a	n/a	n/a	n/a	n/a
Net interest rate impact	**(64)**	(196)	95	n/a	n/a	n/a	n/a	n/a
Net gains from changes in the fair value of real estate	**13**	7	22	n/a	n/a	n/a	n/a	n/a
Actuarial assumption changes driven by changes in capital market movements	**(42)**	—	—	n/a	n/a	n/a	n/a	n/a
Operating net income (loss) excluding the net impact of market factors	**405**	379	357	n/a	n/a	n/a	n/a	n/a
Reported EPS (diluted) ($)	**0.64**	0.09	1.15	(0.90)	(1.07)	0.68	0.73	0.84
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**0.03**	(0.01)	(0.02)	0.09	(0.09)	0.02	(0.02)	0.08
Fair value adjustments on share-based payment awards at MFS	**(0.06)**	—	(0.03)	(0.06)	0.01	(0.04)	(0.04)	(0.04)
Restructuring and other related costs	—	—	(0.02)	(0.09)	—	—	—	—
Goodwill and intangible asset impairment charges	—	—	—	(0.46)	—	—	—	—
Impact of convertible securities on diluted EPS	**(0.01)**	—	(0.02)	—	—	(0.03)	(0.03)	(0.05)
Operating EPS (diluted)	**0.68**	0.10	1.24	(0.38)	(0.99)	0.73	0.82	0.85
Reported ROE (annualized)	**11.1%**	1.5%	20.4%	(15.3)%	(17.4)%	11.5%	12.5%	14.4%
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**0.5%**	(0.1)%	(0.4)%	1.5%	(1.5)%	0.3%	(0.3)%	1.2%
Fair value adjustments on share-based payment awards at MFS	**(1.0)%**	—	(0.6)%	(1.0)%	0.1%	(0.8)%	(0.7)%	(0.7)%
Restructuring and other related costs	—	(0.1)%	(0.2)%	(1.5)%	—	—	—	—
Goodwill and intangible asset impairment charges	—	—	—	(7.8)%	—	—	—	—
Operating ROE (annualized)	**11.6%**	1.7%	21.6%	(6.5)%	(16.0)%	12.0%	13.5%	13.9%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iv) net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11
Revenues	5,236	6,050	3,140	5,715	7,506
Adjustments					
Foreign exchange	36	71	44	87	—
Fair value changes in FVTPL assets and liabilities	1,125	1,802	(1,009)	1,257	2,827
Reinsurance in SLF Canada's Group Benefits operations	(1,073)	(1,064)	(1,087)	(1,039)	(1,027)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	140	179	206	418	347
Adjusted revenue	5,008	5,062	4,986	4,992	5,359

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iii) net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q3'12	Q2'12	Q1'12	Q4'11	Q3'11
Premiums and deposits	26,197	25,188	25,296	22,356	18,561
Adjustments					
Foreign exchange	383	664	476	725	—
Reinsurance in SLF Canada's Group Benefits operations	(1,073)	(1,064)	(1,087)	(1,039)	(1,027)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	140	179	206	418	347
Deposits from domestic variable annuity and individual insurance operations in SLF U.S.	75	66	159	640	592
Adjusted premiums and deposits	26,672	25,343	25,542	21,612	18,649

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR, credit spread, swap spread and real estate market sensitivities. Our MCCSR, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:
    (i)   ASO premium and deposit equivalents, which relate to fees received on group contracts where we provide administrative services;
    (ii) mutual fund sales, managed fund sales and total premiums and deposits;

(iii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration;

(iv) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and

(v) management actions and changes in assumptions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements

Certain statements in this document, including those relating to our strategies and statements, (i) that are predictive in nature, (ii) that depend upon or refer to future events or conditions, and (iii) that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Goodwill Impairment Testing and Capital Management, in Sun Life Financial Inc.'s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.'s AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty, market conditions that affect the Company's capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company's joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third-party policies; and the availability, cost and effectiveness of reinsurance.

Earnings Conference Call

The Company's third quarter 2012 financial results will be reviewed at a conference call on Thursday, November 8, 2012, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q3 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416 644-3416 (Toronto) or 1 800 814-4860 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Vietnam and Bermuda. As of September 30, 2012, the Sun Life Financial group of companies had total AUM of $515 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended September 30, 2012	For the three months ended September 30, 2011	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Revenue				
Premiums				
Gross	$ 3,269	$ 3,568	$ 9,857	$ 10,737
Less: Ceded	1,280	1,233	3,864	3,728
Net	1,989	2,335	5,993	7,009
Net investment income (loss):				
Interest and other investment income	1,194	1,498	3,745	3,873
Changes in fair value through profit or loss assets and liabilities	1,125	2,827	1,918	3,400
Net gains (losses) on available-for-sale assets	24	39	126	114
Net investment income (loss)	2,343	4,364	5,789	7,387
Fee income	904	807	2,644	2,470
Total revenue	5,236	7,506	14,426	16,866
Benefits and expenses				
Gross claims and benefits paid	3,206	3,016	9,744	9,589
Increase (decrease) in insurance contract liabilities	1,213	4,289	2,655	5,126
Decrease (increase) in reinsurance assets	100	631	(65)	578
Increase (decrease) in investment contract liabilities	28	(16)	44	(18)
Reinsurance expenses (recoveries)	(1,240)	(1,123)	(3,672)	(3,402)
Commissions	371	355	1,081	1,154
Net transfers to (from) segregated funds	36	140	185	502
Operating expenses	897	815	2,601	2,575
Premium taxes	59	59	180	176
Interest expense	94	104	278	322
Total benefits and expenses	4,764	8,270	13,031	16,602
Income (loss) before income taxes	472	(764)	1,395	264
Less: Income tax expense (benefit)	50	(169)	174	(48)
Total net income (loss)	422	(595)	1,221	312
Less: Net income (loss) attributable to participating policyholders	10	(1)	11	6
Less: Net income (loss) attributable to non-controlling interests	—	2	—	8
Shareholders' net income (loss)	412	(596)	1,210	298
Less: Preferred shareholders' dividends	29	25	90	73
Common shareholders' net income (loss)	$ 383	$ (621)	$ 1,120	$ 225
Earnings (loss) per share				
Basic	$ 0.64	$ (1.07)	$ 1.90	$ 0.39
Diluted	$ 0.64	$ (1.07)	$ 1.87	$ 0.39

Consolidated Statements of Financial Position

(unaudited, in millions of Canadian dollars)		September 30, 2012		December 31, 2011		September 30, 2011
			As at			
Assets						
Cash, cash equivalents and short-term securities	$	6,870	$	8,837	$	8,848
Debt securities		64,708		62,930		64,032
Equity securities		4,973		4,570		4,458
Mortgages and loans		29,035		27,755		27,287
Derivative assets		2,790		2,632		2,460
Other invested assets		1,353		1,348		1,281
Policy loans		3,222		3,276		3,306
Investment properties		5,813		5,313		5,016
Invested assets		118,764		116,661		116,688
Other assets		3,260		2,885		3,439
Reinsurance assets		3,323		3,277		3,384
Deferred tax assets		1,398		1,648		1,186
Property and equipment		617		546		535
Intangible assets		871		885		911
Goodwill		3,899		3,942		4,270
Total general fund assets		132,132		129,844		130,413
Investments for account of segregated fund holders		91,429		88,183		85,281
Total assets	$	223,561	$	218,027	$	215,694
Liabilities and equity						
Liabilities						
Insurance contract liabilities	$	97,871	$	96,374	$	95,325
Investment contract liabilities		3,176		3,073		3,092
Derivative liabilities		806		1,059		1,389
Deferred tax liabilities		7		7		4
Other liabilities		8,235		8,011		7,548
Senior debentures		2,149		2,149		2,149
Innovative capital instruments		695		695		1,645
Subordinated debt		2,738		2,746		2,751
Total general fund liabilities		115,677		114,114		113,903
Insurance contracts for account of segregated fund holders		85,332		82,650		79,761
Investment contracts for account of segregated fund holders		6,097		5,533		5,520
Total liabilities	$	207,106	$	202,297	$	199,184
Equity						
Issued share capital and contributed surplus	$	10,549	$	10,340	$	9,948
Retained earnings and accumulated other comprehensive income		5,906		5,390		6,543
Non-controlling interests		—		—		19
Total equity		16,455		15,730		16,510
Total equity and liabilities	$	223,561	$	218,027	$	215,694

Media Relations Contact:

Frank Switzer

Vice-President, Corporate Communications

Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek

Vice-President, Investor Relations

Tel: 416-979-4198

investor.relations@sunlife.com